Docebo Announces the Promotion of Alessio Artuffo to the Role of President TORONTO, ONTARIO – May 5, 2021: Docebo Inc. (NASDAQ:DCBO; TSX:DCBO) (“Docebo” or the “Company”), a leading artificial intelligence (AI)-powered learning suite, today announced the promotion and appointment of Alessio Artuffo as President in addition to his current role as Chief Revenue Officer (CRO). In announcing the appointment, Claudio Erba, Founder and CEO of Docebo said, “I am truly delighted to be congratulating Alessio on his appointment as President. Alessio has been instrumental to our success, establishing and leading our North American operations and overseeing class-leading growth as Docebo’s CRO. We’ve been on an incredible journey together and I’m confident that the expansion of Alessio’s leadership role will help drive continued growth in shareholder value for many years to come.” Alessio joined Docebo in 2012 and has spent more than 14 years in the e-learning and knowledge management industry. He was Docebo’s Director, International Business Operations from 2012 to 2013 and later, the Company’s Chief Operating Officer in North America. Beginning in 2013, Alessio played an integral role in establishing the operations of Docebo in North America and has led Docebo's sales and revenue efforts across the organization as CRO, growing annual recurring revenue (ARR) from $11 million in 2016 to $74 million in 2020. “Claudio’s vision for Docebo is to leverage innovation and technology to redefine how enterprises learn, and our products set the foundation for our highly efficient and effective sales and marketing engine,” said Alessio Artuffo, President and CRO. “Together, this has led to consistent annual growth in excess of 50% - both prior to the pandemic and during the pandemic. As President, I look forward to working closely with Docebo’s leaders across the organization to continue scaling our formula for success to deliver against our next set of ambitious growth objectives.” About Docebo Docebo is redefining the way enterprises leverage technology to create content, deliver training, and understand the business impact of their learning experiences. With Docebo's multi-product learning suite, enterprises around the world are equipped to tackle any learning challenge and create a true learning culture within their organization. For further information: Dennis Fong, Investor Relations (416) 283-9930, investors@docebo.com